Exhibit 99.1

 Phoenix New Media Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 14, 2022

BEIJING, China, March 15, 2022 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “In an unpredictable environment due to the pandemic and macroeconomic volatility, we continuously leveraged our core competencies to successfully deliver values to our users and advertisers. During the fourth quarter of 2021, we organized a series of high-profile signature events that further expanded our brand influence and enabled our advertisers to achieve their offline marketing goals. Furthermore, we continued to augment our original content offerings by launching unique periodical columns and captivating video series as we widened our content distribution network and commercialized content from our library of copyrighted works. We also continued to improve our technology as we optimized the algorithm to increase short video distribution efficiency and enhanced the interactive features of our iFeng app, increasing user engagement and stickiness. Additionally, we remained committed to diversifying our revenue streams through promoting online reading, real estate advertising and e-commerce. Going forward, we remain confident in the fundamentals of our business and will leverage the strength of our platform and our competitive advantages to continue driving growth in key strategic areas.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “During the quarter, we faced a number of challenges, including a resurgence of COVID and a deteriorating macroeconomic environment. Despite these obstacles, our team executed in the face of adversity to achieve a total revenue of RMB302.9 million in the fourth quarter of 2021, exceeding our expectation. Stepping into 2022, we are confident in our strategy and expect our monetization initiatives and the optimization of our revenue streams to accelerate our return to profitability.”

Fourth Quarter 2021 Financial Results

REVENUES

Total revenues in the fourth quarter of 2021 decreased by 16.4% to RMB302.9 million (US$47.5 million) from RMB362.2 million in the same period of 2020, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the fourth quarter of 2021 decreased by 17.1% to RMB279.2 million (US$43.8 million) from RMB336.7 million in the same period of 2020, mainly due to the reduction in advertising spending of advertisers from certain industries, the intensified industry-wide competition and the negative impact of the COVID-19 outbreak in certain regions in China in the fourth quarter of 2021.

Paid services revenues1 in the fourth quarter of 2021 decreased by 7.1% to RMB23.7 million (US$3.7 million) from RMB25.5 million in the same period of 2020. Revenues from paid contents in the fourth quarter of 2021 decreased by 29.5% to RMB7.9 million (US$1.2 million) from RMB11.2 million in the same period of 2020, mainly due to the reduction in the content spending of certain customers. Revenues from E-commerce and others in the fourth quarter of 2021 increased by 10.5% to RMB15.8 million (US$2.5 million) from RMB14.3 million in the same period of 2020.

COST OF REVENUES

Cost of revenues in the fourth quarter of 2021 increased by 10.2% to RMB197.5 million (US$31.0 million) from RMB179.2 million in the same period of 2020. The increase in cost of revenues was mainly due to the following:

●

Content and operational costs in the fourth quarter of 2021 increased by 6.8% to RMB169.1 million (US$26.5 million) from RMB158.4 million in the same period of 2020, mainly caused by the increase in personnel related costs to develop original content in the fourth quarter of 2021.

●

Revenue sharing fees in the fourth quarter of 2021 increased by 108.7% to RMB14.4 million (US$2.3 million) from RMB6.9 million in the same period of 2020, primarily attributable to the increase in certain revenues that requires revenue-sharing.

●	Bandwidth costs in the fourth quarter of 2021 increased by 0.7% to RMB14.0 million (US$2.2 million) from RMB13.9 million in the same period of 2020.

[1]

Prior to 2021, paid services revenues comprised of (i) revenues from paid contents, which included digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which included web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.

Beginning from January 1, 2021, MVAS, games and others are referred to collectively as E-commerce and others, and the revenues from paid services for the quarters of 2020 have been retrospectively regrouped.

GROSS PROFIT

Gross profit in the fourth quarter of 2021 decreased by 42.4% to RMB105.4 million (US$16.5 million) from RMB183.0 million in the same period of 2020. Gross margin in the fourth quarter of 2021 decreased to 34.8% from 50.5% in the same period of 2020.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2021, excluding share-based compensation, decreased to 35.2% from 50.6% in the same period of 2020.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the fourth quarter of 2021 decreased by 25.2% to RMB158.4 million (US$24.9 million) from RMB211.8 million in the same period of 2020, primarily attributable to the decrease in the personnel-related expenses, which was partially offset by the increase in promotion and advertising expenses and traffic acquisition expenses. Share-based compensation included in operating expenses in the fourth quarter of 2021 was RMB0.8 million (US$0.1 million), compared to RMB2.5 million in the same period of 2020.

Loss from operations in the fourth quarter of 2021 was RMB53.0 million (US$8.3 million), compared to loss from operations of RMB28.8 million in the same period of 2020. Operating margin in the fourth quarter of 2021 was negative 17.5%, compared to negative 8.0% in the same period of 2020.

Non-GAAP loss from operations in the fourth quarter of 2021, which excluded share-based compensation and impairment of goodwill, was RMB51.0 million (US$8.0 million), compared to non-GAAP loss from operations of RMB3.3 million in the same period of 2020. Non-GAAP operating margin in the fourth quarter of 2021, excluding share-based compensation and impairment of goodwill, was negative 16.8%, compared to negative 0.9% in the same period of 2020.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments and others, net2. Total net other income in the fourth quarter of 2021 was RMB29.3 million (US$4.6 million), compared to total net other income of RMB499.1 million in the same period of 2020. The decrease in total net other income was mainly due to the following:

●	Net interest income in the fourth quarter of 2021 increased to RMB11.0 million (US$1.7 million) from RMB9.3 million in the same period of 2020.

●	Foreign currency exchange gain in the fourth quarter of 2021 was RMB6.4 million (US$1.0 million), compared to a gain of RMB3.9 million in the same period of 2020.

●	Income from equity method investments, net of impairment, in the fourth quarter of 2021 was RMB1.2 million (US$0.2 million), compared to a loss of RMB0.2 million in the same period of 2020.

●

Fair value changes in investments, net in the fourth quarter of 2021 was a loss of RMB1.3 million (US$0.2 million), compared to nil in the same period of 2020, which represented changes in fair value of investments in certain private equity funds.

●

Gain on disposal of available-for-sale debt investments in the fourth quarter of 2021 was nil, compared to RMB477.3 million in the same period of 2020, which represented the gain from the disposal of part of the Company’s investments in Particle.

●

Others, net, in the fourth quarter of 2021 increased to RMB12.0 million (US$1.9 million), from RMB8.8 million in the same period of 2020, primarily due to more government subsidies received in the fourth quarter of 2021.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.

NET LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss from continuing operations attributable to Phoenix New Media Limited in the fourth quarter of 2021 was RMB35.4 million (US$5.6 million), compared to net income from continuing operations attributable to Phoenix New Media Limited of RMB454.8 million in the same period of 2020. Net margin from continuing operations in the fourth quarter of 2021 was negative 11.7%, compared to positive 125.6% in the same period of 2020. Net loss from continuing operations per diluted ordinary share in the fourth quarter of 2021 was RMB0.06 (US$0.01), compared to a net income from continuing operations per diluted ordinary share of RMB0.78 in the same period of 2020.

Non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments and impairment of goodwill, was RMB33.2 million (US$5.2 million) in the fourth quarter of 2021, compared to non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited of RMB8.2 million in the same period of 2020. Non-GAAP net margin from continuing operations in the fourth quarter of 2021 was negative 11.0%, compared to negative 2.3% in the same period of 2020. Non-GAAP net loss from continuing operations per diluted ADS3 in the fourth quarter of 2021 was RMB0.46 (US$0.07), compared to non-GAAP net loss from continuing operations per diluted ADS of RMB0.11 in the same period of 2020.

In the fourth quarter of 2021, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of December 31, 2021, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

 Full Year 2021 Financial Results

REVENUES

Total revenues in 2021 decreased by 14.8% to RMB1.03 billion (US$161.7 million) from RMB1.21 billion in 2020, primarily attributable to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in 2021 decreased by 16.4% to RMB930.0 million (US$145.9 million) from RMB1.11 billion in 2020, primarily due to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition.

Paid services revenues in 2021 increased by 4.7% to RMB100.3 million (US$15.8 million) from RMB95.8 million in 2020, primarily attributable to the increase in revenues from E-commerce and revenues from licensing fees related to audio books.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in 2021 increased by 6.8% to RMB597.4 million (US$93.8 million) from RMB559.3 million in 2020, primarily caused by the increase in revenue sharing fees paid to business partners and the increase in personnel related costs to develop original content in 2021. Share-based compensation included in cost of revenues in 2021 was RMB3.1 million (US$0.5 million) as compared to RMB2.6 million in 2020.

Gross profit in 2021 decreased to RMB432.9 million (US$67.9 million) from RMB649.6 million in 2020. Gross margin in 2021 decreased to 42.0% from 53.7% in 2020.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expense in 2021 increased to RMB769.0 million (US$120.7 million) from RMB752.1 million in 2020, primarily attributable to the increase in allowance for credit losses recognized in 2021 related to the accounts receivable and notes receivable from Evergrande Group caused by Evergrande’s operating results, which was partially offset by the decrease in certain operating expense items as a result of the strict cost control measures, and the absence of impairment of goodwill in 2021 as compared to impairment of goodwill for the reporting unit of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) recognized in 2020. Share-based compensation included in operating expenses was RMB6.5 million (US$1.0 million) in 2021, compared to RMB6.8 million in 2020.

Loss from operations in 2021 was RMB336.1 million (US$52.7 million), compared to RMB102.6 million in 2020. Operating margin in 2021 was negative 32.6%, compared to negative 8.5% in 2020.

Non-GAAP loss from operations in 2021, which excluded share-based compensation and impairment of goodwill, was RMB326.5 million (US$51.2 million), compared to RMB70.4 million in 2020. Non-GAAP operating margin in 2021, which excluded share-based compensation and impairment of goodwill, was negative 31.7%, compared to negative 5.8% in 2020.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

NET INCOME OR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss from continuing operations attributable to the Company in 2021 was RMB205.7 million (US$32.3 million), compared to net income from continuing operations attributable to the Company of RMB418.0 million in 2020. Net margin from continuing operations in 2021 was negative 20.0%, compared to positive 34.6% in 2020. Net loss from continuing operations per diluted ordinary share in 2021 was RMB0.35 (US$0.05), compared to a net income from continuing operations per diluted ordinary share of RMB0.72 in 2020.

Non-GAAP net loss from continuing operations attributable to the Company in the fiscal year of 2021, which excluded share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, gain on disposal of available-for-sale debt investments, impairment of available-for-sale debt investment and impairment of goodwill, was RMB198.4 million (US$31.1 million), compared to non-GAAP net loss from continuing operations attributable to the Company of RMB33.7 million in 2020. Non-GAAP net margin from continuing operations in the fiscal year of 2021 was negative 19.3%, compared to negative 2.8% in 2020. Non-GAAP net loss from continuing operations per diluted ADS in 2021 was RMB2.73 (US$0.43), compared to non-GAAP net loss from continuing operations per diluted ADS of RMB0.46 in 2020.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2021, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.51 billion (US$237.5 million).

Business Outlook

For the first quarter of 2022, the Company expects its total revenues to be between RMB172.0 million and RMB197.0 million; net advertising revenues are expected to be between RMB158.5 million and RMB178.5 million; and paid services revenues are expected to be between RMB13.5 million and RMB18.5 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 14, 2022 (March 15, 2022 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2021 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/7485577. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID that will be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through March 22, 2022 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4008209703
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	7485577

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited, non-GAAP net margin from continuing operations and non-GAAP net income or loss from continuing operations per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited is net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, changes in fair value of forward contract in relation to disposal of investments in Particle, changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments, gain on disposal of available-for-sale debt investments and impairment of goodwill. Non-GAAP net margin from continuing operations is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss from continuing operations per diluted ADS is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of loan related to co-sale of Particle shares, impairment of available-for-sale debt investments, changes in fair value of forward contract in relation to disposal of investments in Particle, gain on disposal of available-for-sale debt investments and impairment of goodwill, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, LLC

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	357,796	188,980	29,655
Term deposits and short term investments	1,280,033	1,309,028	205,415
Restricted cash	31,039	15,618	2,451
Accounts receivable, net	675,616	456,935	71,703
Amounts due from related parties	32,587	57,079	8,957
Prepayment and other current assets	42,846	49,363	7,746
Total current assets	2,419,917	2,077,003	325,927
Non-current assets:
Property and equipment, net	62,649	29,051	4,559
Intangible assets, net	12,396	22,495	3,530
Available-for-sale debt investments	36,662	29,401	4,614
Equity investments, net	94,821	111,128	17,438
Deferred tax assets	86,867	92,189	14,467
Operating lease right-of-use assets, net	49,487	41,361	6,490
Other non-current assets	9,753	3,218	505
Total non-current assets	352,635	328,843	51,603
Total assets	2,772,552	2,405,846	377,530
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	221,203	217,172	34,079
Amounts due to related parties	34,420	34,735	5,451
Advances from customers	38,835	33,461	5,251
Taxes payable	402,610	412,776	64,774
Salary and welfare payable	156,599	119,812	18,801
Accrued expenses and other current liabilities	172,376	123,243	19,340
Operating lease liabilities	36,370	25,780	4,045
Total current liabilities	1,062,413	966,979	151,741
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	206
Long-term liabilities	28,182	28,330	4,446
Operating lease liabilities	16,672	20,070	3,149
Total non-current liabilities	46,166	49,712	7,801
Total liabilities	1,108,579	1,016,691	159,542
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,746
Class B ordinary shares	22,053	22,053	3,461
Additional paid-in capital	1,620,580	1,629,014	255,628
Statutory reserves	92,017	98,482	15,454
Accumulated deficit	(88,191)	(300,357)	(47,134)
Accumulated other comprehensive loss	(28,214)	(39,308)	(6,168)
Total Phoenix New Media Limited shareholders’ equity	1,635,744	1,427,383	223,987
Noncontrolling interests	28,229	(38,228)	(5,999)
Total shareholders' equity	1,663,973	1,389,155	217,988
Total liabilities and shareholders’ equity	2,772,552	2,405,846	377,530

* Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2021.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	336,653	216,561	279,163	43,807	1,113,017	930,025	145,941
Paid service revenues	25,546	28,048	23,750	3,727	95,828	100,306	15,740
Total revenues	362,199	244,609	302,913	47,534	1,208,845	1,030,331	161,681
Cost of revenues	(179,224)	(154,719)	(197,539)	(30,998)	(559,286)	(597,397)	(93,745)
Gross profit	182,975	89,890	105,374	16,536	649,559	432,934	67,936
Operating expenses:
Sales and marketing expenses	(75,660)	(62,162)	(83,881)	(13,163)	(279,429)	(276,254)	(43,350)
General and administrative expenses	(70,716)	(194,939)	(33,757)	(5,297)	(277,931)	(334,189)	(52,442)
Technology and product development expenses	(42,617)	(39,111)	(40,771)	(6,398)	(171,989)	(158,586)	(24,886)
Impairment of goodwill	(22,786)	-	-	-	(22,786)	-	-
Total operating expenses	(211,779)	(296,212)	(158,409)	(24,858)	(752,135)	(769,029)	(120,678)
Loss from operations	(28,804)	(206,322)	(53,035)	(8,322)	(102,576)	(336,095)	(52,742)
Other income/(loss):
Interest income, net	9,309	13,068	10,957	1,719	35,421	47,304	7,423
Foreign currency exchange gain/(loss)	3,921	(1,877)	6,392	1,003	5,494	8,612	1,351
(Loss)/income from equity method investments, net of impairment	(179)	(192)	1,152	181	5,598	401	63
Fair value changes in investments, net	-	3,092	(1,318)	(207)	-	1,906	299
Impairment of available-for-sale debt investments	-	-	-	-	(2,000)	-	-
Gain on disposal of available-for-sale debt investments	477,254	-	-	-	477,254	-	-
Changes in fair value of loan related to co-sale of Particle shares	-	-	-	-	(24,535)	-	-
Changes in fair value of forward contract in relation to disposal of investments in Particle	-	-	-	-	16,085	-	-
Others, net	8,770	3,670	12,122	1,902	35,881	25,387	3,984
Income/(loss) from continuing operations before income taxes	470,271	(188,561)	(23,730)	(3,724)	446,622	(252,485)	(39,622)
Income tax expense	(14,793)	(12,022)	(6,823)	(1,071)	(18,977)	(20,581)	(3,230)
Net income/(loss) from continuing operations	455,478	(200,583)	(30,553)	(4,795)	427,645	(273,066)	(42,852)
Net loss from discontinued operations, net of income taxes*	-	-	-	-	(62,366)	-	-
Net income/(loss)	455,478	(200,583)	(30,553)	(4,795)	365,279	(273,066)	(42,852)
Net income/(loss) attributable to noncontrolling interests:
Net (income)/loss from continuing operations attributable to noncontrolling interests	(700)	66,585	(4,874)	(764)	(9,669)	67,365	10,573
Net loss from discontinued operations attributable to noncontrolling interests*	-	-	-	-	24,759	-	-
Net (income)/loss attributable to noncontrolling interests	(700)	66,585	(4,874)	(764)	15,090	67,365	10,573
Net income/(loss) attributable to Phoenix New Media Limited:
Net income/(loss) from continuing operations attributable to Phoenix New Media Limited	454,778	(133,998)	(35,427)	(5,559)	417,976	(205,701)	(32,279)
Net loss from discontinued operations attributable to Phoenix New Media Limited*	-	-	-	-	(37,607)	-	-
Net income/(loss) attributable to Phoenix New Media Limited	454,778	(133,998)	(35,427)	(5,559)	380,369	(205,701)	(32,279)
Net income/(loss)	455,478	(200,583)	(30,553)	(4,795)	365,279	(273,066)	(42,852)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale investments	(2,736)	-	(4,881)	(766)	(887,248)	(6,611)	(1,037)
Other comprehensive loss, net of tax: disposal of available-for-sale debt investments	(491,197)	-	-	-	(491,197)	-	-
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(41,326)	1,230	(3,590)	(563)	(55,577)	(4,483)	(704)
Comprehensive loss	(79,781)	(199,353)	(39,024)	(6,124)	(1,068,743)	(284,160)	(44,593)
Comprehensive (income)/loss attributable to noncontrolling interests	(700)	66,585	(4,874)	(764)	15,090	67,366	10,573
Comprehensive loss attributable to Phoenix New Media Limited	(80,481)	(132,768)	(43,898)	(6,888)	(1,053,653)	(216,794)	(34,020)

Basic net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	0.78	(0.23)	(0.06)	(0.01)	0.72	(0.35)	(0.05)
-Discontinued operations*	-	-	-	-	(0.07)	-	-
Basic net income/(loss) per Class A and Class B ordinary share	0.78	(0.23)	(0.06)	(0.01)	0.65	(0.35)	(0.05)
Diluted net income/(loss) per Class A and Class B ordinary share:
-Continuing operations	0.78	(0.23)	(0.06)	(0.01)	0.72	(0.35)	(0.05)
-Discontinued operations*	-	-	-	-	(0.07)	-	-
Diluted net income/(loss) per Class A and Class B ordinary share	0.78	(0.23)	(0.06)	(0.01)	0.65	(0.35)	(0.05)
Basic income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	6.25	(1.84)	(0.49)	(0.08)	5.74	(2.83)	(0.44)
-Discontinued operations*	-	-	-	-	(0.51)	-	-
Basic net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	6.25	(1.84)	(0.49)	(0.08)	5.23	(2.83)	(0.44)
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	6.25	(1.84)	(0.49)	(0.08)	5.74	(2.83)	(0.44)
-Discontinued operations*	-	-	-	-	(0.51)	-	-
Diluted net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares)	6.25	(1.84)	(0.49)	(0.08)	5.23	(2.83)	(0.44)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

* As disclosed in the second quarter 2020 unaudited financial results announcement made on August 17, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) in the second quarter of 2020 and the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations had been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and were presented in separate line items as discontinued operations for all prior periods. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenues:
Net advertising service	336,653	216,561	279,163	43,807	1,113,017	930,025	145,941
Paid services	25,546	28,048	23,750	3,727	95,828	100,306	15,740
Total revenues	362,199	244,609	302,913	47,534	1,208,845	1,030,331	161,681
Cost of revenues
Net advertising service	165,581	146,110	189,306	29,706	523,813	566,443	88,887
Paid services	13,643	8,609	8,233	1,292	35,473	30,954	4,858
Total cost of revenues	179,224	154,719	197,539	30,998	559,286	597,397	93,745
Gross profit
Net advertising service	171,072	70,451	89,857	14,101	589,204	363,582	57,054
Paid services	11,903	19,439	15,517	2,435	60,355	69,352	10,882
Total gross profit	182,975	89,890	105,374	16,536	649,559	432,934	67,936

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited
Revenue sharing fees	6,897	6,639	14,380	2,257	19,550	27,673	4,342
Content and operational costs	158,458	134,175	169,141	26,541	482,641	513,449	80,572
Bandwidth costs	13,869	13,905	14,018	2,200	57,095	56,275	8,831
Total cost of revenues	179,224	154,719	197,539	30,998	559,286	597,397	93,745

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2020				Three Months Ended September 30, 2021				Three Months Ended December 31, 2021
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	182,975	229	(1)	183,204	89,890	455	(1)	90,345	105,374	1,261	(1)	106,635
Gross margin	50.5%			50.6%	36.7%			36.9%	34.8%			35.2%
		2,734	(1)			1,508	(1)			2,079	(1)
		22,786	(2)			-	(2)			-	(2)
Loss from operations	(28,804)	25,520		(3,284)	(206,322)	1,508		(204,814)	(53,035)	2,079		(50,956)
Operating margin	(8.0)%			(0.9)%	(84.3)%			(83.7)%	(17.5)%			(16.8)%
		2,734	(1)			1,508	(1)			2,079	(1)
		22,786	(2)			-	(2)			-	(2)
		179	(3)			192	(3)			(1,152)	(3)
		-	(4)			(3,092)	(4)			1,318	(4)
		(573,860)	(5)			-	(5)			-	(5)
		(11,393)	(6)			-	(6)			-	(6)
		96,606	(7)			-	(7)			-	(7)
Net income/(loss) attributable to Phoenix New Media Limited	454,778	(462,948)		(8,170)	(133,998)	(1,392)		(135,390)	(35,427)	2,245		(33,182)
Net margin	125.6%			(2.3)%	(54.8)%			(55.3)%	(11.7)%			(11.0)%
Net income/(loss) per ADS-diluted	6.25			(0.11)	(1.84)			(1.86)	(0.49)			(0.46)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,790,541			72,790,541	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2) Impairment of goodwill

(3) Loss/(income) from equity method investments, net of impairment

(4) Fair value changes in investments, net

(5) Gain on disposal of available-for-sale debt investments

(6) Loss attributable to noncontrolling interest related to item (2)

(7) Accrued withholding taxes of item (5). Other non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2020				Twelve Months Ended December 31, 2021

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	649,559	2,613	(1)	652,172	432,934	3,052	(1)	435,986
Gross margin	53.7%			54.0%	42.0%			42.3%
		9,383	(1)			9,582	(1)
		22,786	(2)			-	(2)
Loss from operations	(102,576)	32,169		(70,407)	(336,095)	9,582		(326,513)
Operating margin	(8.5)%			(5.8)%	(32.6)%			(31.7)%
		9,383	(1)			9,582	(1)
		22,786	(2)			-	(2)
		(5,598)	(3)			(401)	(3)
		-	(4)			(1,906)	(4)
		(573,860)	(5)			-	(5)
		(16,085)	(6)			-	(6)
		24,535	(7)			-	(7)
		2,000	(8)			-	(8)
		(11,393)	(9)			-	(9)
		96,606	(10)			-	(10)
Net income/(loss) attributable to Phoenix New Media Limited	417,976	(451,626)		(33,650)	(205,701)	7,275		(198,426)
Net margin	34.6%			(2.8)%	(20.0)%			(19.3)%
Net income/(loss) per ADS-diluted	5.74			(0.46)	(2.83)			(2.73)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,790,541			72,790,541	72,790,541			72,790,541

(1)  Share-based compensation

(2)  Impairment of goodwill

(3)  Income from equity method investments, net of impairment

(4)  Fair value changes in investments, net

(5)  Gain on disposal of available-for-sale debt investments

(6)  Changes in fair value of forward contract in relation to disposal of investments in Particle

(7)  Changes in fair value of loan related to co-sale of Particle shares

(8)  Impairment of available-for-sale debt investments

(9)  Loss attributable to noncontrolling interest related to item (2)

(10) Accrued withholding taxes of item (5). Other non-GAAP to GAAP reconciling items have no income tax effect.